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                             September 21, 2021

       Michael Behrens
       Chief Executive Officer
       My Racehorse CA LLC
       250 W. 1st Street, Suite 256
       Claremont, CA 91711

                                                        Re: My Racehorse CA LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 28
                                                            Filed September 3,
2021
                                                            File No. 024-10896

       Dear Mr. Behrens:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-qualification Amendment No. 28 Filed September 3, 2021

       General

   1. We note the "Trend Information" section in your most recently filed Form 1-K and Form
                                                        1-SA contains a table
with the following headers "# of Offerings Launched"; "# of
                                                        Offerings Closed"; and
"# Qualified but not yet launched." The column titled "# Qualified but not yet launched"
implies that there may be some offerings that may be launched more than two days after
qualification. To comply with Rule 251(d)(3)(i)(F) of Regulation A, you must commence the
offering of each series you qualify within two calendar days of qualification.
Commencing the offering of some of the qualified series while delaying the offering of others
results in an impermissible delayed offering of the delayed series under
                                                        Rule 251(d)(3)(i)(F).
Please advise regarding such offerings. Please also revise your offering statement, and
going forward, the "Trend Information" section in your Form 1-K and Form 1-SA, to
reflect that you will commence the offering of each series you qualify
 Michael Behrens
My Racehorse CA LLC
September 21, 2021
Page 2
       within two calendar days of qualification.
2. We note the "Reviews" page on your website, available at https://myracehorse.com/reviews/. Please tell us how the reviews and your responses to
       the reviews comply with Regulation A. Specifically, please tell us (i) how you ensure that any material disclosures made in the reviews and/or your responses to the reviews are reflected in your offering documents and your ongoing disclosure documents; and (ii)
       how, for future and upcoming offerings, you analyze and address potential Testing-the-
       Waters issues. In that light, we note that the required Testing-The-Waters disclaimers do not appear on your Reviews page and you do not appear to have any representative
       Testing-the-Waters materials filed as exhibits. Please refer to Rule 255 of Regulation A and Part III, Item 17 (13) of Form 1-A.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any questions.



                                                             Sincerely,
FirstName LastNameMichael Behrens
                                                             Division of
Corporation Finance
Comapany NameMy Racehorse CA LLC
                                                             Office of Trade &
Services
September 21, 2021 Page 2
cc:       Christopher L. Tinen
FirstName LastName